                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(a)
                              (AMENDMENT NO. 9)(1)

                                   Quipp, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   748802-10-5

                                 (CUSIP Number)

                                  May 31, 2001

             (Date of Event Which Requires Filing of this Statement)

                               Kenneth G. Langone

                                 375 Park Avenue

                               New York, NY 10152

                                 (212) 421-2500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

         If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 4 pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.748802-10-5              SCHEDULE 13D                  PAGE 2 OF 4

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                     Kenneth G. Langone

--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A
             MEMBER OF A GROUP*                                         (a) ____
                                                                        (b) ____
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS        OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
--------------------------------------------------------------------------------
NUMBER       7      SOLE VOTING POWER              79,607 Shares
OF
SHARES       -------------------------------------------------------------------
BENEFIC-     8      SHARED VOTING POWER               -0- Shares
IALLY
OWNED        -------------------------------------------------------------------
BY EACH      9      SOLE DISPOSITIVE POWER          79,607 Shares
REPORT-
ING          -------------------------------------------------------------------
PERSON       10     SHARED DISPOSITIVE POWER           -0- Shares
WITH
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON    79,607 Shares
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   5.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*          IN
--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.748802-10-5               SCHEDULE 13D                     PAGE 3 OF 4

         This Amendment No. 9 amends and supplements the Schedule 13D, as amended, that was filed on behalf of Kenneth G. Langone (the "Filing Person"), successor-in-interest to North-South Investors II, with the Securities and Exchange Commission on November 6, 1989 (the "Schedule 13D").

         The purpose of this amendment is to amend Item 5 of the Schedule 13D as follows:

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) The Filing Person beneficially owns 79,607 shares of Quipp common stock, which constitutes 5.6% of the outstanding shares of Quipp common stock, calculated in accordance with Rule 13d-3(d)(i)(D). Such amount includes 33,891 shares owned by Invemed Associates LLC ("Invemed"), a wholly-owned subsidiary of Invemed Securities, Inc., which is 81% owned by the Filing Person.

                  (b) The Filing Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 79,607 shares reported herein.

                  (c) On May 23, 2001, Quipp's tender offer for its common stock expired. Quipp announced the final proration factor on May 31, 2001. Quipp purchased 96,441 shares beneficially owned by the Filing Person, including 41,057 shares owned by Invemed. Quipp paid the purchase price of $20 per share.

                  (d)  Not applicable.

                  (e)  Not applicable.

CUSIP NO.748802-10-5               SCHEDULE 13D                     PAGE 4 OF 4

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2001
                                                          ----------------------
                                                              (Date)

                                                          /s/ Kenneth G. Langone
                                                          ----------------------
                                                              (Signature)

                                                          Kenneth G. Langone
                                                          ----------------------
                                                              (Name / Title)